Metalla Declares Monthly Dividend

TSXV: MTAOTCQX: MTAFF

VANCOUVER, May 29, 2019 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that its board of directors has approved and declared a monthly cash dividend payment of CAD $0.001 per share for June, July, and August on its common shares (subject to any applicable tax withholding obligations).

Brett Heath, Metalla's President & CEO commented, "The adjustment in the dividend is consistent with Metalla's intention to distribute up to half of its operating cash flow to shareholders through monthly cash dividends. The company's cash flow will rise and fall with the price of gold and silver, which gives investors a unique link to metal prices. Also, royalties on mines entering production or closing will have a direct effect on cash flows. Currently, Metalla has eleven (11) royalties on development assets, two (2) of which are expected to start producing in the second half of this year."

The table below sets out the monthly record and payment dates for shareholders of record.

DIVIDEND SCHEDULE

	Record Date	Payment Date	Payment Amount ($CAD)
June	June 3, 2019	June 17, 2019	$0.001
July	July 2, 2019	July 15, 2019	$0.001
August	August 1, 2019	August 15, 2019	$0.001

All dividends in the above table are 'Eligible Dividends' pursuant to the Income Tax Act of Canada.

In the first half of the calendar year 2020, assuming compliance with all applicable securities laws, the Company plans to offer a Dividend Reinvestment Plan ("DRIP") once it reaches certain requirements to provide the DRIP to all of its shareholders efficiently.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading precious metal royalty and streaming companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

NEITHER THE TSX VENTURE EXCHANGE ("TSX-V") NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, future payments or increase of dividends, the adoption of the DRIP, the performance of the Metalla's royalties and streams disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects, and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Management's Discussion and Analysis of the Company dated September 28, 2017 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 18:37e 29-MAY-19